UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                          GRUPO IUSACELL, S.A. DE C.V.
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                                (Name of Issuer)

                 Series V Common Stock, without stated par value
 ------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   40050B100**
                     ---------------------------------------
                                 (CUSIP Number)

                               Erik G. Young, Esq.
                            2999 Oak Road, 10th Floor
                         Walnut Creek, California 94596
                                 (925) 210-3839

                                 with a copy to:

                        Nathaniel M. Cartmell, III, Esq.
                             Pillsbury Winthrop LLP
                                50 Fremont Street
                         San Francisco, California 94105
                                 (415) 983-1000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 2, 2001
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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** This CUSIP number is for the American Depositary Shares (the "ADSs") of the
Issuer each of which represents 10 shares of the Series V Common Stock of the Issuer. This filing is being made with respect to the Series V Common Stock not the ADSs.

                              Page 1 of 10 pages.

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                                  SCHEDULE 13D

----------- --------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO  OF ABOVE PERSON

            Vodafone Americas B.V.  ("Vodafone Americas")
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [ ]
                                                                     (b)   [X]
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    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              Item 2(d) [___]
                                                              Item 2(e) [___]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands
----------- --------------------------------------------------------------------

                                      SOLE VOTING POWER
                               7
                                      0
                           ---------- ------------------------------------------
    NUMBER OF SHARES
                                      SHARED VOTING POWER
   BENEFICIALLY OWNED          8
                                      339,617,555 (See Item 5)
    BY EACH REPORTING      ---------- ------------------------------------------

      PERSON WITH                     SOLE DISPOSITIVE POWER
                               9
                                      339,617,555
                           ---------- ------------------------------------------

                                      SHARED DISPOSITIVE POWER
                              10
                                      0
-------------------------- ---------- ------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            339,617,555 (See Item 5)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [X]

            *Excludes 76,799,607 shares or 8.53% of Series V Common Stock of the
             Issuer (See Item 5).
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)

            37.7%
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------

                              Page 2 of 10 pages.

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ITEM 1.      SECURITY AND ISSUER.

     The class of equity securities to which this statement on Schedule 13D relates is the Class V Common Stock, without stated par value (the "Series V Shares"), of Grupo Iusacell, S.A. De C.V., a Mexican variable stock company (the "Issuer"). The principal executive offices of the Issuer are located at Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, Mexico D.F. 05438.

ITEM 2.      IDENTITY AND BACKGROUND.

     (a)-(c); (f). This Schedule 13D is being filed by Vodafone Americas, a corporation organized under the laws of the Netherlands. As discussed in Items 4, 5 and 6 below, Vodafone Americas may be deemed to be a member of a group with respect to the Series V Shares. Vodafone Americas is making an individual filing on Schedule 13D in accordance with Rule 13D-1(k)(2) under the Securities and Exchange Act of 1934 (the "Exchange Act") and is responsible solely for the information contained in its individual filing. The address of Vodafone Americas' principal office is Rivium Quadrant 173-177, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands. Vodafone Americas is a holding company within a group of companies whose business is to provide wireless telecommunications services, including voice and data communications.

     Vodafone Group Plc, a public limited company organized under the laws of England and Wales ("Vodafone Group"), indirectly controls Vodafone Americas and has principal executive offices at The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England. Vodafone Group is in the business of providing wireless telecommunications services, including voice and data communications.

     The name, business address, and citizenship of each executive officer and director of Vodafone Americas and Vodafone Group are set forth in Exhibit 1 attached hereto, which is incorporated herein by reference. If no address is given, the director's or executive officer's business address is that of Vodafone Americas or Vodafone Group, as applicable.

     (d)-(e). During the last five years, neither Vodafone Americas, Vodafone Group, nor to the best knowledge of each of them, any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of the funds used to make the purchase described herein was a loan to Vodafone Americas from its ultimate parent company Vodafone Group, and the aggregate amount of funds used to make the purchase described herein was approximately $970,000,000, after deducting the amount of costs incurred by Vodafone Americas in the conversion of the funds and broker fees incurred by Vodafone Americas to effectuate the purchase transaction

                              Page 3 of 10 pages.

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described herein on the Mexican Stock Exchange by means of a registered transaction authorized by the Mexican Banking and Securities Commission.

ITEM 4.      PURPOSE OF TRANSACTION.

     On January 5, 2001, Mr. Carlos Peralta Quintero and certain other shareholders of the Issuer (collectively, the "Sellers"), entered into a Conditional Purchase and Sale Agreement (the "Original Agreement") with Vodafone Group. On February 20, 2001 a Notice of Assignment ("Notice of Assignment"), was entered into by Vodafone Group and Vodafone Americas under which Vodafone Group assigned all of its rights and obligations under the Original Agreement to Vodafone Americas and such assignment was also executed and acknowledged by a representative of the Sellers.

     On March 30, 2001, an Amended and Restated Conditional Purchase and Sale Agreement (the "Purchase Agreement") was entered into by the Sellers and Vodafone Americas. Pursuant to the Purchase Agreement, on April 2, 2001, (i) the Sellers sold to Vodafone Americas all of their right, title and interest in all of their Series V Shares, which at the time of sale constituted 260,316,903 shares, or 37.71% of the total Series V Shares represented by the Issuer to be then outstanding, and (ii) Carlos Peralta Quintero sold to Vodafone Americas all of his right, title and interest in all of his shares of Series A Common Stock of the Issuer (the "Series A Shares"), which at the time of the sale constituted 232,499,437 shares, or 31.55% of the total Series A Shares represented by the Issuer to be then outstanding, all for an aggregate purchase price of approximately $970,000,000, after deducting the costs incurred by Vodafone Americas in the conversion of the funds and broker fees incurred by Vodafone Americas to effectuate the purchase transaction described herein on the Mexican Stock Exchange by means of a registered transaction authorized by the Mexican Banking and Securities Commission.

     Pursuant to the Purchase Agreement, the Issuer, the shareholders of the Issuer and subsidiaries of the Issuer adopted resolutions (a) appointing certain individuals to the Board of Directors and as officers of the Company, (b) reconstituting the Company's Executive Committee, Finance and Audit Committee, Human Resources and Compensation Committee and Technology and Strategic Planning Committee, and (c) determining the manner in which the shares held by the Issuer in each of its subsidiaries are to be voted in the election of the Board of Directors and Statutory Auditors and the appointment of officers of each such subsidiary. As a result, effective as of the closing of the Purchase Agreement, Vodafone Americas' designees for directors, statutory auditors, officers and committee members of the Issuer and its subsidiaries were appointed, as contemplated by the Shareholders Agreement and the bylaws of the Issuer (the "Bylaws") as discussed in Item 6 below.

     Vodafone Americas is continually evaluating and reviewing its present and future interest in and intentions with respect to the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of Vodafone Americas, Vodafone Group and the Issuer, other business opportunities available to Vodafone Americas or Vodafone Group, general economic and industry conditions, and other factors that Vodafone Americas may deem relevant, Vodafone Americas may consider from time to time various courses of action of the types described in clauses
(a) through (j) of Item 4 of Schedule 13D. Such actions may include, among other things, (i) the acquisition of Series V

                              Page 4 of 10 pages.

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Shares or Series A Shares through open market purchases, privately negotiated transactions, tender offers, exchange offers, a merger, reorganization or other business combination transaction, or otherwise, as applicable, or (ii) the sale of all or a portion of any Series V Shares or Series A Shares that may from time to time be owned by Vodafone Americas on the open market upon exercise of the registration rights described in Item 6 below, in privately negotiated transactions, in a merger or other business combination transaction involving the Issuer, or otherwise, as applicable.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

     Prior to April 2, 2001, Vodafone Americas did not own and was not the "beneficial owner" (as defined in Rule 13D-3 promulgated under the Exchange Act) of any Series V Shares of the Issuer.

     On or about November 1, 2001, the Issuer conducted a rights offering pursuant to which the Issuer offered holders of Series V Shares and Series V American depositary shares ("Series V ADSs") the right to subscribe for an aggregate of up to 210,320,870 Series V Shares (the "Series V Rights Offering"), either (1) in the form of Series V ADSs, at a ratio of one new Series V ADS for every 3.282657 Series V ADSs owned by the holder as of October 5, 2001 with each Series V ADS issued in the Rights Offering representing ten (10) new Series V Shares, or (2) in the form of Series V Shares directly. The subscription price for purchasers of Series V ADSs was $2.30 (the "Subscription Price") per Series V ADS plus a per ADS issuance fee of $0.05. The per share subscription price for the Series V Shares was the Mexican peso equivalent of $0.23 at the exchange rate of the Mexican Central Bank published in the Official Gazette of the Federation on the business day prior to the date of payment. Concurrently with the Series V Rights Offering, the Issuer conducted a rights offering of additional Series A Shares at the Subscription Price (the "Series A Rights Offering"). Pursuant to the terms of the Series V Rights Offering and the Series A Rights Offering, Vodafone Americas subscribed for its pro rata share of each of the Series V Shares and Series A Shares, respectively. Accordingly, following the offerings, Vodafone Americas continued to own the same percentage of Series V Shares and Series A Shares as set forth in Item 2 above (based on the total Series A Shares and Series V Shares most recently represented by the Issuer to be then outstanding).

     By virtue of the Shareholders Agreement, as described in the response to
Item 6 below, Vodafone Americas (and, by virtue of its indirect control of Vodafone Americas, Vodafone Group) may be deemed to be part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of (a) Bell Atlantic Latin America Holdings, Inc. ("BALAH"), (b) Bell Atlantic International, Inc. ("BAII"), (c) Bell Atlantic New Zealand Holdings, Inc. ("BANZHI" and, together with BALAH and BAII, the "Verizon Shareholder Group"), and (d) Vodafone Americas. Vodafone Americas expressly disclaims beneficial ownership of the Series V Shares held by the other members of the group, and the filing of this statement on Schedule 13D by Vodafone Americas shall not be construed as an admission by Vodafone Americas that it is, for purposes of
Section 13(d) of the Exchange Act, the beneficial owner of any of the Series V Shares held by the other members of the group. Based solely upon information provided by the Issuer, Vodafone Americas believes that, as of the date hereof, the members of the group beneficially own 416,417,162 Series V Shares representing 46.2% of the total Series V Shares then outstanding.

                              Page 5 of 10 pages.

     By virtue of the provisions of the Shareholders Agreement as discussed in
Item 6 below, Vodafone Americas may be deemed to have (and, by virtue of its indirect control of Vodafone Americas, Vodafone Group) shared power to vote or to direct the vote, of all Series V Shares beneficially owned by Vodafone Americas with the Verizon Shareholder Group.

     To the best knowledge of Vodafone Americas, none of Vodafone Americas, Vodafone Group, nor any of their executive officers or directors, has effected any transaction in the Series V Shares within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following summary descriptions are qualified in their entirety by reference to the full text of the agreements, each of which is attached hereto as an Exhibit and is incorporated herein by this reference.

PURCHASE AGREEMENT

     The description of the Purchase Agreement contained in Item 4 above is incorporated herein by reference.

SHAREHOLDERS AGREEMENT

     Governance and Call Option. On March 30, 2001, the Issuer, Vodafone
     --------------------------
Americas and the Verizon Shareholder Group entered into a Shareholders Agreement (the "Shareholders Agreement"). Under the Shareholders Agreement, the board of directors of the Issuer (the "Board") shall consist of twelve (12) members, seven (7) of whom shall be Series A Directors and five (5) of whom shall be Series V Directors. The Verizon Shareholder Group shall nominate all the Series A Directors, except for one Series A Director that shall (subject to the provisions of applicable law and the Bylaws) be nominated by Vodafone Americas (the "Vodafone Series A Director"). The Verizon Shareholder Group and Vodafone Americas shall each vote all their Series A Shares to elect the Verizon Shareholder Group nominees and the Vodafone Series A Director. In the event that applicable law is repealed or amended in a manner that adversely affects Vodafone Americas' right to elect the Vodafone Series A Director, the Verizon Shareholder Group has agreed to continue to honor such right as if such change had not occurred and, if necessary, the Verizon Shareholder Group and Vodafone Americas shall to the fullest extent permitted by applicable law cause the Bylaws to be amended so as to preserve Vodafone Americas' rights as they existed prior to such change. If, at any time, the Series V Shares beneficially owned by Vodafone Americas represent less than 10% of the Issuer's total corporate capital, Vodafone Americas shall elect the Vodafone Series A Director from among persons proposed to Vodafone Americas by the Verizon Shareholder Group (the "Verizon Series A Director").

     Vodafone Americas shall nominate all of the Series V Directors, except for any Series V Directors entitled to be elected by other holders of Series V Shares pursuant to provisions of applicable law and the Bylaws. If, at any time, the Series V Shares beneficially owned by Vodafone Americas represent 10% or more of the Issuer's total corporate capital, Vodafone Americas shall elect one
(1) Series V Director from among persons proposed to Vodafone

                              Page 6 of 10 pages.

Americas by the Verizon Shareholder Group (the "Verizon Series V Director"). Each of the Verizon Shareholder Group and Vodafone Americas have agreed to vote all their Series V Shares to elect all Series V Directors nominated by Vodafone Americas (including, if applicable, the Verizon Series V Director). Vodafone Americas has agreed that any Verizon Series A Director or Verizon Series V Director elected pursuant to the foregoing provisions may be removed and replaced only as and when directed by Verizon Communications Inc. ("Verizon").

     In the event Vodafone Americas fails to nominate and vote for the Verizon Series A Director or the Verizon Series V Director or remove and replace the Verizon Series A Director and the Verizon Series V Director pursuant to the provisions described above, and such failure is not corrected within the applicable cure period, then Vodafone Americas must pay Verizon $100,000,000 in liquidated damages. If Vodafone Americas fails to pay the liquidated damages amount set forth in the preceding sentence, Verizon shall have the option (the "Option") to purchase all but 9.9% of Vodafone Americas' Series A Shares (the "Option Shares") at a per share purchase price equal to 1% of the average closing price for the Issuer's Series V ADRs during the five trading days preceding notice from Verizon to Vodafone Americas of its intention to exercise the Option (the "Option Purchase Price"). In connection with the Option, Vodafone Americas has granted Verizon an irrevocable proxy to vote all of its Series A Shares, which proxy shall become effective on the date Verizon notifies Vodafone Americas of its intention to exercise the Option and shall expire on the date Verizon consummates the purchase of Vodafone Americas' Series A Shares pursuant to the Option. Notwithstanding the foregoing, Vodafone Americas shall have the right during the sixty (60) days following the exercise of the Option to repurchase the Option Shares from Verizon for an amount equal to the sum of
(a) the Option Purchase Price and (b) $100,000,000.

     Subject to the terms of the Shareholders Agreement and the Bylaws, the Board, by majority vote of the Directors present at a meeting at which a quorum is present, shall elect or appoint the officers, employees or agents of the Issuer and the Issuer's subsidiaries, provided, however, the Chairman of the Board shall be Fares F. Salloum (until his resignation, removal, retirement, disability or death). The Issuer shall have an Executive Committee which shall be comprised of eight (8) members, six (6) of whom shall be designated by the holders representing a majority of the Series A Shares and two (2) of whom shall be designated by the holders representing a majority of the Series V Shares. For each additional committee, a majority of the committee members shall be designated by the holders representing a majority of the Series A Shares with the remaining committee members designated by the holders representing a majority of the Series V Shares; provided, however, as long as Vodafone Americas holds at least 25% of the Issuer's total corporate capital, including Series A Shares representing at least 10% of the Issuer's total corporate capital and Series V Shares representing at least 11% of the Issuer's total corporate capital (the "Required Shareholding"), Vodafone Americas shall be entitled to designate one (1) member of each of such committee entitled to be designated by holders representing a majority of the Series V Shares. Both the Verizon Shareholder Group and Vodafone Americas have agreed to vote the Series A Shares and the Series V Shares beneficially owned by them in favor of the nominees by each of the Verizon Shareholder Group and Vodafone Americas pursuant to the foregoing provisions.

     For so long as Vodafone Americas maintains the Required Shareholding, Vodafone Americas shall be entitled to (a) appoint either the Chief Operating Officer, Chief Financial

                              Page 7 of 10 pages.

Officer, Chief Marketing Officer, or Chief Technical Officer, as determined by the Board or the Executive Committee (a "Vodafone Officer") of the Corporation,
(b) designate a statutory auditor of the Corporation, and (c) depending on the Issuer's ownership interest in its subsidiaries, appoint a Vodafone Officer and/or two (2) members of the Board for each such subsidiary.

     Subject to the provisions of the Shareholders Agreement and the Bylaws, all actions of the Board or any committee thereof shall be taken pursuant to a majority vote of the Board, except for the taking of certain enumerated actions which shall require, in the case of a proposed action by the Board, approval by the Vodafone Series A Director, if one is then on the Board, or in the case of a proposed action by a committee of the Issuer, by the committee member designated by Vodafone Americas provided Vodafone Americas maintains the Required Shareholding.

     Payment of Dividends. Under the Shareholders Agreement, each of the Verizon
     --------------------
Shareholder Group and Vodafone Americas shall have the right to unilaterally require that the Issuer pay dividends during any fiscal year in an amount of up to 25% of the Issuer's consolidated net income (calculated in accordance with the provisions of the Shareholders Agreement); provided such payment is not prohibited by applicable law nor adversely affects the reasonably foreseeable cash flow or capital requirements of the Issuer. If and when the Verizon Shareholder Group or Vodafone Americas exercises this right to declare dividends, each of the Verizon Shareholder Group and Vodafone Americas shall vote, and cause the Series A Directors and Series V Directors to vote, in favor of prompt payment of such dividends.

     Restrictions on Transfer/Right of First Refusal. Except for transfers by
     -----------------------------------------------
the Verizon Shareholder Group to one or more affiliates of Verizon which do not result in the Verizon Shareholder Group owning less than a majority of the Series A Shares or losing the ability to consolidate earnings and results of operations with the Company (as compared to its ability immediately prior to such proposed transfer) and by Vodafone Americas to one or more of its affiliates, the Verizon Shareholder Group and Vodafone Americas have certain rights of first refusal with respect to proposed sales or transfers of the others' Series A Shares.

     Non-Competition Provisions. Each of the Verizon Shareholder Group and
     --------------------------
Vodafone Americas has agreed not to compete with the Issuer in the Telecommunications Business except as permitted by the Shareholders Agreement. In the event either the Verizon Shareholder Group or Vodafone Americas engages or invests in a Telecommunications Business (as defined in the Shareholders Agreement) in Mexico as permitted by the Shareholders Agreement that becomes a direct competitor of the Issuer (Verizon Shareholder Group or Vodafone Americas, as applicable, the "Competing Shareholder"), the Competing Shareholder shall be required at its election to sell its interest to the Issuer, divest itself of such interest or offer to the non-Competing Shareholders all of its Series V Shares and Series A Shares at the then current fair market value.

     Registration Rights. Vodafone Americas has certain registration rights with
     -------------------
respect to the Series V Shares and the Series A Shares. At any time after March 30, 2001, Vodafone Americas and the Verizon Shareholder Group are each entitled to demand registrations with respect to their Class V Shares and Class A Shares. These rights are subject to an underwriters'

                              Page 8 of 10 pages.

right to cut back shares in an underwritten offering. Further, the Issuer agreed, after the date of the Shareholders Agreement, not to grant to any person any registration rights with respect to securities of the Issuer other than those that are (a) subordinate to and of a lesser priority than the registration rights granted to the Verizon Shareholder Group and Vodafone Americas or (b) approved by the Vodafone Series A Director and one of the designated directors elected by the Verizon Shareholder Group.

BYLAWS

     Several of the corporate governance provisions in the Shareholders Agreement described in this Item 6 have been incorporated in the Bylaws, the valid approval of which was a condition precedent to Vodafone Americas' performance of the Purchase Agreement.

RIGHTS OFFERING FOR THE SERIES A SHARES AND THE SERIES B SHARES

     The description of the Series A Rights Offering and the Series V Rights Offering contained in Item 5 above is incorporated herein by reference.

     Other than the foregoing agreements, there are no contracts, arrangements, understandings or relationships among Vodafone Americas, Vodafone Group or, to their best knowledge, any executive officer or director of either entity, or between such persons and any persons with respect to any securities of the Issuer.

     Any references herein to the Verizon Shareholder Group, Vodafone Americas or Vodafone Group, or any member thereof, shall also be deemed to refer, as applicable, to any permitted successors or assigns of the foregoing.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Chart regarding Executive Officers and Directors of Vodafone Americas and the persons named in Item 2 hereof.

Exhibit 2: Amended and Restated Conditional Purchase and Sale Agreement, dated as of March 30, 2001, by and among Vodafone Americas B.V., Carlos Peralta Quintero, and certain other shareholders of Grupo Iusacell, S.A. de C.V.

Exhibit 3: Shareholders Agreement dated March 30, 2001, by and among, Grupo Iusacell, S.A. de C.V., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V.

Exhibit 4:   English Translation of Bylaws of the Issuer.

                              Page 9 of 10 pages.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 7, 2002

                                VODAFONE AMERICAS B.V.


                                By:  /s/ Erik de Rijk
                                     ------------------------------

                                Name:  Erik de Rijk

                                Title: Managing Director



                                By: /s/ Jan de Geus
                                    ------------------------------

                                Name:  Jan de Geus

                                Title: Managing Director

                              Page 10 of 10 pages.